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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar
Investments of a Management Investment Company

in the Custody of Members of
National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: 811-22310				Date examination completed: July 27, 2021
2. State identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: ETFMG Alternative Harvest ETF (A Series of ETF Managers Trust)
4. Address of principal executive office (number, street, city, state, zip code): 30 Maple Street, Suite 2 Summit, NJ 07901

Instructions

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2205 (11-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-1 is mandatory for an investment company that maintains securities or similar investments in the custody of a member of a National Securities Exchange. Rule 17f-1 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-1 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-1 is approximately 0.16 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing the burden of the Form. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

ETF Managers Group 30 Maple Street, 2nd Floor | Summit, NJ 07901 T: 844. ETF.MGRS

Provisions of the Investment Company Act of 1940

July 27, 2021

We, as members of management of ETFMG Alternative Harvest ETF (the “Company”), are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of August 31, 2020, and from April 1, 2020 to August 31, 2020.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of August 31, 2020, and from April 1, 2020 to August 31, 2020 with respect to securities reflected in the investment account of the Company.

ETFMG Alternative Harvest ETF (“MJ”)

/s/ John A. Flanagan
John A. Flanagan
Principal Financial Officer

/s/ Samuel Masucci III
Samuel Masucci III
Principal Executive Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Shareholders and Board of Directors of

ETFMG Alternative Harvest ETF

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that ETFMG Alternative Harvest ETF (the “Company”) (a series of ETF Managers Trust) complied in all material respects with certain provisions of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 (the “Act”) as of August 31, 2020, and for the period from April 1, 2020 to August 31, 2020. Management is responsible for its assertion about compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Act (the specified requirements). Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants (“AICPA”). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated in all material respects. The nature, timing and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of August 31, 2020, and with respect to agreement of security purchases for the period from April 1, 2020 to August 31, 2020:

●	Confirmation of all securities held by institutions in book entry form with Wedbush Securities, as well as any unsettled transactions as of August 31, 2020

●	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents

●	Reconciliation of funds and securities to books and records of accounts maintained by the Company

●	Confirmation of all repurchase agreements and securities lending arrangements with brokers and agreement of underlying collateral with Wedbush Securities’ records

●	Agreement of all security purchases, security sales, in-kind subscriptions, and in-kind redemptions for the period from April 1, 2020 to August 31, 2020 from the books and records of the Company to the broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that ETFMG Alternative Harvest ETF complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of August 31, 2020, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of ETFMG Alternative Harvest ETF and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

July 27, 2021

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